UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

UPLAND SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91544A109

(CUSIP Number)

David Chung

Ulysses Aggregator, LP

c/o HGGC, LLC

1950 University Avenue, Suite 350

Palo Alto, CA 94303

Tel: (650) 321-4910

with a copy to:

David B. Feirstein, P.C.
Marshall P. Shaffer, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Tel: (212) 446-4800

Jennifer Wu

Bryan D Flannery
Kirkland & Ellis LLP

401 Congress Avenue

Austin, TX 78701

(512) 678-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91544A109

1	NAMES OF REPORTING PERSONS Ulysses Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,982,493(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,982,493(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,982,493(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.48%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The Reported Securities represent 6,982,493 shares of Common Stock issuable upon conversion of 122,194 shares of Series A Preferred Stock.
(2)	Percentage calculation is based on 28,855,055 shares of Common Stock outstanding as of February 20, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2024, as increased to include the 6,982,493 shares of Common Stock issuable upon conversion of the 122,194 shares of Series A Preferred Stock.

CUSIP No. 91544A109

1	NAMES OF REPORTING PERSONS HGGC Fund IV GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,234,220(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,234,220(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,234,220(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.19%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The Reported Securities include (i) 6,982,493 shares of Common Stock issuable upon conversion of 122,194 shares of Series A Preferred Stock and (ii) 251,727 shares of Common Stock.
(2)	Percentage calculation is based on 28,855,055 shares of Common Stock outstanding as of February 20, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2024, as increased to include the 6,982,493 shares of Common Stock issuable upon conversion of the 122,194 shares of Series A Preferred Stock.

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons on August 25, 2022, as previously amended by Amendment No. 1 filed by the Reporting Person on December 18, 2023 (collectively, the “Original Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Upland Software, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 401 Congress Avenue, Suite 1850, Austin, Texas 78701.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original Statement.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Statement are hereby amended and restated as follows:

(a) and (b) The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Calculations of the percentage of the shares of Common Stock beneficially owned is based on the 28,855,055 shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2024, as adjusted to include the 6,982,493 shares of Common Stock issuable upon conversion of the 122,194 shares of Series A Preferred Stock.

This Amendment No. 2 is being filed to reflect a change in the percentage previously reported solely as a result of the change in the outstanding shares of Common Stock. There have been no other material changes to the information previously reported or transactions by the Reporting Persons since the filing of Amendment No. 1. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2024

ULYSSES AGGREGATOR, LP

By: ULYSSES AGGREGATOR GP, LLC, its General Partner

By:	/s/ David Chung
Name:	David Chung
Title:	President

HGGC FUND IV GP, Ltd.

By:	/s/ Kurt A. Krieger
Name:	Kurt A. Krieger
Title:	Secretary

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